MASTERWORKS

LIMITED SHARES


CARIBE

Martin Wong

El Caribe (1988)

99% PROGRESS

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Offering & Artist Overview

$1.78M
Initial Offering Size

13.9%
Similar Sales Growth ('93-'24)

18.6%
Record Price Growth ('85-'24)

$3.4M
2024 Total Auction Sales

Why we do like this work?

Auction Market Growth

Martin Wong's market has seen recent price growth at auction, expanding from $894k in total turnover in '19 to his record of $3.6M in '24

Our Own Museum Piece

This painting was featured in Wong's pivotal museum exhibition Human Instamatic, which traveled from New York to California and helped expand popular interest in his work

International Interest

Wong has just wrapped a major museum retrospective, which traveled to Berlin, London, and Amsterdam, and may help expand European interest in his work

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Important Disclosures